Exhibit 99.1

SANDSTORM GOLD ANNOUNCES CLOSING OF BOUGHT DEAL FINANCING

Vancouver, British Columbia — November 3, 2015 Sandstorm Gold Ltd. (“Sandstorm” or the “Company”) (NYSE MKT: SAND, TSX: SSL) has closed its previously announced bought deal financing, including the exercise in full of the underwriters’ over-allotment option. A total of 10,087,800 units (the “Units”) of Sandstorm were sold at a price of US$2.85 per Unit, for aggregate gross proceeds of US$28.75 million (the “Offering”). Each Unit consists of one common share of Sandstorm and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant will entitle the holder to acquire one common share of Sandstorm at a price of US$4.00 at any time prior to November 3, 2020. The Warrants will trade on the TSX under the symbol SSL.WT commencing at the open of markets on November 3, 2015.

The Company plans to use the net proceeds from the Offering to reduce the balance of its revolving credit facility and for general working capital purposes. The US$110 million available under the credit facility was fully drawn to fund the acquisition of production streams from up to five projects from Yamana Gold Inc. (announced October 27, 2015).

The Offering was made through a syndicate of underwriters co-led by National Bank Financial Inc. and BMO Capital Markets. The Offering was completed by way of an amended and restated prospectus supplement and an accompanying base shelf prospectus in all of the provinces of Canada, other than Québec, and was offered in the United States pursuant to an amended and restated prospectus supplement and an accompanying base shelf prospectus filed as part of an effective shelf registration statement filed with the Securities and Exchange Commission under the Canada/U.S. multi-jurisdictional disclosure system. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

A copy of the United States amended and restated prospectus supplement and base prospectus relating to the Offering is available on EDGAR at www.sec.gov and a copy of the amended and restated prospectus supplement and base prospectus for the Offering in Canada is available on SEDAR at www.sedar.com. Alternatively, copies of the U.S. amended and restated prospectus supplement and base prospectus and the Canadian amended and restated prospectus supplement and base prospectus may be obtained by contacting National Bank Financial Inc. at 130 King Street West, 4th Floor Podium, Toronto, ON M5X 1J9, Tel: (416) 869-3707, Fax: (416) 869-1010.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold streaming and royalty company. Sandstorm provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 76 streams and royalties, of which 16 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold streams and royalties.

For more information visit: www.sandstormgold.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking statements include, but are not limited to, statements with respect to the intended use of proceeds of the Offering and the expected trading of the Warrants. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risk Factors” in the prospectus supplement of Sandstorm filed in Canada in connection with the Offering available on SEDAR at www.sedar.com and in the US as part of the Registration Statement on Form F-10 filed with the SEC and “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2014 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

CONTACT INFORMATION

Nolan Watson	Denver Harris
President & CEO	Investor Relations

604 689 0234	604 628 1178